Frequently Asked Questions—Employee
"Keeping You In the Know"

Filed by Computer Horizons Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp. Commission File No.: 000-07282

How often will news be communicated about the progress of the merger to CHC staff?

We will regularly communicate updates regarding the merger via the following avenues:

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  Managers will be informed so that they can update their individual organizations.

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  Frequently Asked Questions (FAQs) will be updated periodically on this website at: www.computerhorizons.com/merger.

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  Public Press Releases will be posted to our company website at: www.computerhorizons.com

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  If you have specific questions or suggestions, please feel free to e-mail us at: merger@computerhorizons.com.

Who should I talk to if I have questions regarding the merger?

You can contact your immediate supervisor with questions or comments. In addition, please feel free to e-mail us at merger@computerhorizons.com and we will regularly respond to the frequently asked questions on this website.

When talking to friends, family and business associates, what am I allowed to say about the merger between Computer Horizons and Analysts International?

As in the case with any company information, you can share information that is a matter of public record; e.g., the press release, public website information. For your convenience, we will post press releases related to the merger on this website.

Is there any legal restriction prohibiting me from buying or selling Computer Horizons or Analysts International stock?

Please refer to the policy regarding Insider Trading posted on this website.

How will the structure of my organization be affected by the merger?

How the company will be structured is now being discussed by the executive and management teams. Some decisions will be made before closing of the transaction date, and some will occur after the merger. We will continue to focus on getting information to the impacted individuals first and to the company as a whole when we have decisions.

Will I report to my current supervisor after the merger is completed?

Changes in reporting structure may occur as a result of the merger either at the closing or following the merger. However, unless you are notified of a change, you will continue to report to your current manager. And again, we will let you know of any changes in a timely manner.

Will there be cutbacks within the organizations?

We anticipate some redundancies in functions created by the merger. Over the next few months, the executive and management teams will be addressing these issues and will communicate decisions as appropriate in a timely manner. If anyone is required to leave the combined entity, they will be treated fairly.

Will employees receive advance notice if their jobs are impacted? If so, how much advance notice will employees receive?

Planning concerning notice of impact on jobs is in progress and details will be communicated after plans have been finalized.

How will benefit plans change as a result of the merger?

A comprehensive review of the company's benefit plans is underway. Any modification to such plans will be communicated to employees prior to the effective date of such change.

When will we be informed of the next level of detail regarding the merger transaction, transitions, and integration?

As we complete critical phases we will provide updates through your managers, via e-mails, and this website.

What activities happen during the next 30 to 60 days to complete the merger?

Our next steps are to file for approval from the Federal Trade Commission and file the S4 registration statement with the SEC. Then both companies must obtain approval from their shareholders.

Forward-Looking Statements

        This FAQ contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this FAQ may include statements about future financial and operating results and about the proposed merger of Computer Horizons and Analysts International. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not received required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Computer Horizons or Analysts International expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) the risk that the Computer Horizons' and Analysts' businesses will not be integrated successfully to yield the anticipated cost savings and financial results; (ii) costs related to the proposed merger may be higher due to delays in obtaining regulatory approval; (iii) failure of the Computer Horizons and Analysts shareholders to approve the proposed merger; and (iii) other economic, business, competitive and/or regulatory factors affecting Computer Horizons' and Analysts' businesses generally, including those set forth in Computer Horizons' and Analysts' filings with the SEC, including in their respective Annual Reports on Form 10-K for the most recent fiscal years, especially in the Management's Discussion and Analysis section, the most recent Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K. All forward-looking statements included in this FAQ are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this FAQ to reflect events or circumstances after the date of this FAQ or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

        Computer Horizons Corp. intends to file with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation intend to file with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International.

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INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when it is available) and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission in late April, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.

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